UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-36430

Tuniu Corporation

Tuniu Building, No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Explanatory Note

This current report on Form 6-K was filed in connection with a change of board members. Mr. Tie Li resigned as a director of Tuniu Corporation (the “Company”) due to his personal reasons. The board of directors of the Company (the “Board”) approved his resignation on September 3, 2019. The Company is grateful for Mr. Li’s valuable contributions to the Company over the past years. On the same date, the Board appointed Mr. Weijun Li as a new director of the Company to take the vacancy as a result of Mr. Tie Li’s resignation.

Mr. Weijun Li currently serves as a vice president of HNA-Caissa Travel Group Co., Ltd. and the chairman of Hainan Aviation Tourism Investment Holding Co., Ltd. Mr. Li previously served as the president of investment at HNA International Hotel Management Co., Ltd. and the chairman at Hainan New Generation Lottery Co., Ltd. Mr. Li has extensive experience in the fields of hospitality management, real estate and technology within the travel industry. Mr. Li holds a bachelor’s degree from Xi'an University of Finance and Economics.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuniu Corporation
By:	/s/ Maria Yi Xin
Name:	Maria Yi Xin
Title:	Chief Financial Officer

Date: September 3, 2019